Exhibit 99.1

Vipshop Holdings Limited to Hold 2014 Annual General Meeting on September 15, 2014

Guangzhou, August 19, 2013 — Vipshop Holdings Limited (NYSE: VIPS) today announced that it will hold its 2014 annual general meeting of shareholders at No. 20 Huahai Street, Liwan District, Guangzhou 510370, People’s Republic of China on September 15, 2014 at 10:00 a.m., local time.

Holders of ordinary shares of record on the close of business on August 25, 2014 (New York City time) (the “Record Date”) or their proxy holders are entitled to vote at the annual general meeting or any adjournment or postponements thereof. Each ordinary shareholder has one vote for each ordinary share held as of the close of business on the share record date. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to vote the ordinary shares of the Company represented by the ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

The Company proposed to adopt a dual-class share structure (the “Dual-class Share Structure”), pursuant to which the Company’s authorized share capital shall be re-organized and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

The notice of the annual general meeting sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the annual general meeting, the proposed Dual-class Share Structure and how to vote ordinary shares or direct Deutsche Bank Trust Company Americas to vote the ordinary shares represented by the ADSs at the annual general meeting. Shareholders may obtain a copy of the Company’s annual report for the year of 2013, free of charge on the Company’s Investor Relations website at http://ir.vipshop.com/ and on the website of U.S. Securities and Exchange Commission at http://www.sec.gov. A physical copy of the annual report can be provided to shareholders of the Company without charge by emailing Millicent Tu, Vipshop Holdings Limited, at ir@vipshop.com or by writing to:

No. 20 Huahai Street, Liwan District,

Guangzhou 510370,

People’s Republic of China

Attention: Millicent Tu

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE DUAL-CLASS SHARE STRUCTURE AND RELATED MATTERS.

ABOUT VIPSHOP HOLDINGS LIMITED

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com